Contact

www.linkedin.com/in/gideon-gidon-petrover-b7928919 (LinkedIn)

Top Skills

Change Management
Product Management
Entrepreneurship

Gideon (Gidon) Petrover

Venture capital | Business development
Amsterdam Area

Experience

Enzymit

3 years 2 months

Business Development
January 2024 - Present (1 year 2 months)
Netherlands

Board Observer
January 2022 - June 2024 (2 years 6 months)

Om Maya

Director
May 2017 - Present (7 years 10 months)

Yom BV

Director
April 2023 - Present (1 year 11 months)
Netherlands

Ourcart

Board Member
November 2022 - Present (2 years 4 months)

Coral Smart Pool Inc.

Board Member
December 2021 - Present (3 years 3 months)

Nanomedic Technologies Ltd.

Board Member
2019 - Present (6 years)

OncoHost

7 years 6 months

Board Member
September 2017 - Present (7 years 6 months)

COO
September 2017 - May 2022 (4 years 9 months)

Ice Stones Ltd
Director
December 2013 - Present (11 years 3 months)

HUMINN
Advisory Board
February 2023 - January 2024 (1 year)

Niru
COO
2012 - January 2017 (5 years)

Sphaeras SPRL
Co-founder; Innovation, Technology and Operations
October 2010 - April 2012 (1 year 7 months)
Brussels Region, Belgium

NIRU Swiss, NIRU Group of companies
President
2009 - 2010 (1 year)
Geneva, Switzerland

NIRU
Project Manager, planner
2004 - 2009 (5 years)
Tel Aviv, Israel

Education

Vlerick Business School
MBA · (2013)

The Interdisciplinary Center
LLB & B.A., Law & Business administration · (2002 - 2008)